JEFFREY G. KLEIN, P.A.

301 Yamato Road Suite 1240

Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

July 20, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:    Ruairi Regan

Re:

Mindesta Inc.

Amended Annual Report on Form 10-K

Filed  June 9, 2014

File No.  000-30651

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated June 24, 2015.

1. With respect to comment No. 1, and the $308,439 in stock compensation reflected in the Company’s footnotes to financial statements  we have provided a detail breakdown identifying option grants and stock based compensation.   Summarizing the stock based compensation:

Name:

No of Options

Share-Based Payments

StevenAbbound

1,250,000

$  31,412

Dana Allen

1,250,000

$  31,412

Allen Greenspoon

5,000,000

$110,243

Stephen Hould

3,000,000

$  67,686

Michele Hamilton

1,250,000

$  28,203

Guilles Derome

1,750,000

$  39,484

________________________________________________________________

TOTAL

$308,439

We have included the required Year-End tabe as required by Item 402(p) of Regulation S-K.

We have also revised the compensation table to include the $60,000 management fee as compensation.

2.

With respect to comment No. 2 and the compensation due Ms. Letellier, we have included the stock based compensation of $500,000 in the compensation chart.

3.

With respect to comment No. 3, we concur with your comment that there were a sufficient number of authorized shares.   However, since the shares were not issued, we believe that the liability to issue additional shares of common stock is correct.

4.

With respect to comment No. 4, we reconfirm that all shares of common stock issuable to the consultants are fully vested.  Due to an oversight by management, the Company did not instruct the transfer agent to issue the consultant shares.   All shares of common stock issuable to the consultants have been issued.

Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/Jeffrey G. Klein

Jeffrey G. Klein, counsel

MINDESTA, INC.

(Stationary)

July 20,  2015

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Mindesta, Inc. .

Amended Annual Report on Form 10-K

Filed June 9, 2015

File No.  000-30651

Dear Sir/Madam:

The following is filed in connection with the comment letter dated June 24, 2015.

The undersigned, on behalf of MINDESTA, INC. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Pankaj Modi

Pankaj Modi, Chief Executive Officer